SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
March, 2016	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of the registrant as specified in its charter)

ONTARIO

(Jurisdiction of Incorporation or Organization)

161 Bay Street, Suite 2315, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to this report on Form 6-K as Exhibit 4.15 is a copy of a Facility Agreement dated April 2, 2015 entered into between Mountain Province Diamonds Inc. and certain lenders (the “Agreement”). A copy of the Agreement is being filed concurrently on SEDAR. Certain portions of the Agreement have been omitted, as indicated by the word “[Redacted]”, and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended

EXHIBIT LIST

Exhibit	Description

4.15	Facility Agreement dated April 2, 2015 between the Company and certain lenders (++)

(++)	Portions of the Agreement have been omitted pursuant to request for confidential treatment filed with SEC.

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: March 29, 2016	By:	/s/ Bruce Ramsden
Bruce Ramsden
Chief Financial Officer